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                                                                                                           SEC FILE NUMBER

                                                                                                                    000-54018

                                                                                                            CUSIP NUMBER

                                                                                                                   39303 M 103

                                                               UNITED STATES

                                      SECURITIES AND EXCHANGE COMMISSION

                                                      WASHINGTON, D.C.  20549

                                                                  FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-C

For Period Ended: December 31, 2011

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information:

            Full Name of Registrant:                                 Green Endeavors, Inc.

            Former Name if Applicable                            N/A

            Address of Principal Executive Office:          59 West 100 South, Second Floor

                                     Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]        (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            [  ]        (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely complete the preparation of the annual report for the year ended December 31, 2011 as a result of the resignation of its CFO during the fourth quarter of 2011, the subsequent failure of a computer system in February of 2012 that delayed the gathering of final financial reports necessary to the compilation of the financial records for the year 2011.

Part IV - Other Information

(1)        Name and telephone number of person to contact in regard to this notification.

                                 Richard D. Surber                      President, CEO           (801)575-8073

                                    (Name)                                        (Title)                     (Telephone Number)

(2)        Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).                              ( X ) Yes   (   )  No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                  ( X ) Yes  (    ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Green Endeavors, Inc.

                                          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2012                By:   /s/ Richard Surber                                                      .

                                                            Name: Richard D. Surber

                                                            Title:    President & CEO

Estimated results for the yearend December 31, 2011 compared to the yearend December 31, 2010.

Revenue

Gross revenue for the year ended December 31, 2011, is estimated to be $2,814,026 as compared to $2,250,998 for the same period in 2010.  The increase in the revenue of $563,022 or 25% is primarily due to the opening and full year of operations of our Marmalade Salon during the year 2011 as compared to 2010 when the Marmalade Salon only operated during the fourth quarter.

Net Income or Loss

Green recorded an estimated net loss of $239,015 for the year ended December 31, 2011, as compared to net income of $43,939 for the year ended December 31, 2010.  The $282,954 change from reporting net income in 2010 to a net loss in 2011 is largely due to the 2010 gain from the Company’s sale of one of its subsidiaries in 2010 and expenses related to our expansion plan.  In addition, the Company experienced an interest expense increase of $68,231 or 27% in 2011 compared to 2010.